EXHIBIT 99.1

Crescent Point Reinforces Its Current Plan for Change

CALGARY, Alberta, April 20, 2018 (GLOBE NEWSWIRE) -- Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX:CPG) and (NYSE:CPG) reaffirms its strategic plan and successes prior to its Annual General Meeting (“AGM”) on May 4, 2018. The Company recommends that shareholders vote for its director nominees and other items for consideration on the WHITE proxy or Voting Instruction Form.

Crescent Point has made, and continues to make, strategic decisions that are focused on creating long-term shareholder value while maintaining a strong balance sheet supported by an ongoing and disciplined hedging program. The Company’s efforts are already underway and are expected to be additive to its detailed five-year plan forecasted to deliver strong per share growth within cash flow.

KEY CHANGES IMPLEMENTED AND UNDERWAY

  Increasing growth in high-productivity new play development in the Uinta Basin and East Shale Duvernay
  Increased free cash flow as earlier-stage assets continue to develop
  Focused on debt reduction, including both large and small non-core asset dispositions that are currently in the marketplace
  Realized capital cost reductions of greater than 40 percent and expect additional capital efficiency improvements as development continues in earlier stage resource plays
  Positioned for significant organic growth with over 4 million net acres of land and approximately 8,100 net risked locations
  Added seven new independent board members and aligned compensation plan based on shareholder engagement

Crescent Point is focused on achieving its core business goals and strongly believes that its current board, including its most recent additions, is the right board to do so. The Company’s current director nominees have been assembled through a thoughtful and deliberate process that has resulted in seven new independent directors since 2014. Crescent Point is committed to maintaining a highly-qualified and experienced board that targets a balance between directors with history and knowledge of the Company and those with new ideas and different skill sets. On that basis, both Mr. Jackson and Mr. Rene Amirault are extremely valuable members of Crescent Point’s Board of Directors.

VOTING CONSIDERATIONS

Crescent Point would also like to express its disappointment with the recent report issued by Institutional Shareholder Services Inc. (“ISS”). The Company fundamentally disagrees that a slate of directors, which does not have a plan nor add any incremental value, can be nominated at the last minute onto an independent board of directors. Crescent Point reiterates its concern that both Mr. Pinder and Mr. Howe have significant conflicts of interest, are near the board’s retirement age threshold and do not represent the refreshed board sought as part its ongoing renewal process. In addition to Mr. Howe’s lack of oil and gas experience, the Company questions Mr. Pinder’s long-term commitment to Crescent Point as he sits on multiple boards with competing interest.

Crescent Point strongly encourages shareholders to vote for its recommended slate of director nominees at its upcoming AGM. The Company has taken much care to select its board, including Mr. Jackson, a seasoned oil and gas expert with over 30 years of experience advising on oil and gas transactions, and Mr. Amirault, the President and CEO of Secure Energy Services.

Shareholders are encouraged to read Crescent Point’s entire investor presentation for a complete understanding of the company's strategy and the board's effective stewardship. More information on the Company’s candidates and voting details can be found here: http://vote.crescentpointenergy.com.

Voting for Crescent Point’s AGM is now open. The Company recommends that shareholders vote FOR ALL of its nominees other items for consideration by voting the WHITE Proxy or Voting Instruction Form. If shareholders have already voted the WHITE Proxy, there is no need to vote again. Do not vote the Blue Proxy or Voting Instruction Form sent by Cation.

The last day to vote is Wednesday, May 2 at 10:00 a.m. (MDT). If shareholders have questions or need help voting, they can contact Kingsdale Advisors at 1-888-518-6559 or contactus@kingsdaleadvisors.com. There is a team standing by to help.

CRESCENT POINT ENERGY CORP.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Ken Lamont, Chief Financial Officer, or Brad Borggard, Vice President, Corporate Planning and Investor Relations

Telephone: (403) 693-0020	Toll-free (US & Canada): 888-693-0020
Fax: (403) 693-0070	Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

Crescent Point Energy Corp.
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1